4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE REPORTS HIGHLIGHTS AND FINANCIAL RESULTS
FOR FISCAL 2006

WINNIPEG, Manitoba – (August 15, 2006) Medicure Inc. (TSX:MPH/Amex:MCU), a cardiovascular focused biopharmaceutical company, today reported the results of operations for the fiscal year ended May 31, 2006. All amounts referenced herein are in Canadian dollars unless otherwise noted.

“Fiscal 2006 and the subsequent months represented an important period of transition and growth for Medicure, highlighted by positive clinical results, a significant strategic acquisition and notable business development accomplishments,” commented Medicure’s President and CEO, Albert D. Friesen, PhD. “Looking towards fiscal 2007, we are in the envious position of having one product on the market, another entering a Phase III study, and a robust pipeline of clinical and preclinical products and partnership opportunities. I look forward to sharing our progress throughout this fiscal year.”

FISCAL 2006 HIGHLIGHTS

  The Company announced positive results from the Phase II MEND-CABG study. Post Operative Day 30 (POD 30) results showed that the 250 mg dose of MC-1 had a 37.2% reduction in the composite of cardiovascular death, non-fatal myocardial infarctions (peak CK-MB >100ng/ml), and non-fatal strokes versus placebo in patients undergoing coronary artery bypass graft surgery (p=0.028). The safety analysis from MEND-CABG also demonstrated that MC-1 was safe and well tolerated.
  The Company announced positive results from the Phase II MATCHED study with MC-4232 in patients with co-existing diabetes and hypertension. In the study MC-4232 met important primary and secondary blood pressure and metabolic endpoints.
  The Company announced that MC-1 had received FDA Fast Track designation as a treatment to reduce cardiovascular and cerebrovascular events associated with ischemic and/or ischemic reperfusion injury in patients experiencing percutaneous coronary interventions, coronary artery bypass graft surgery and acute coronary syndrome.
  The Company announced that based on the positive Phase II MEND-CABG study and a recent End of Phase II meeting with the U.S. Food and Drug Administration (FDA), the Company plans to proceed with a single confirmatory Phase III study to gain approval for MC-1 in the reduction of cardiovascular events in patients undergoing coronary artery bypass graft surgery.
  The Company announced the appointment of Peter Quick, former President and CEO of Quick & Reilly, Inc., to its Board of Directors. Mr. Quick was most recently President of the American Stock Exchange (Amex) from July 2000 through to April 2005.
  The Company strengthened its cash position by raising net proceeds in excess $41 million through financing activities, which included a private placement led by Deutsche Bank with U.S. and European institutional investors raising total gross proceeds of US$25.6 million.
  Subsequent to fiscal 2006, the Company acquired the U.S. rights to its first commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the U.S. for US$19 million plus inventory and will make certain royalty payments to Merck based on net sales of AGGRASTAT®. U.S. based Merck & Co., Inc. developed AGGRASTAT® and continues to market the product outside of the U.S. The Company plans to launch product sales and marketing efforts in the U.S., with a targeted, dedicated cardiovascular sales force and medical science liaison organization in the first half of fiscal 2007. AGGRASTAT® is complimentary to the Company’s cardiovascular strategy and provides the Company with a presence in the marketplace.
  In addition, Merck has acquired the non-North American right of first refusal on future product opportunities combining MC-1 with AGGRASTAT® from Medicure.
  To finance the acquisition, the Company entered into a senior secured term loan totaling US$15.84 million with a syndicate of lenders, led by Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., and including Silicon Valley Bank and Oxford Finance Corporation.

As at May 31, 2006, the Company had cash and cash equivalents totaling $34,920,000 compared with $7,591,000 at the previous year-end. The increase in cash and cash equivalents resulted mainly from financing activities raising net proceeds of $41,252,000 in fiscal 2006.

As a result of the ongoing investment in the clinical development of MC-1 and MC-4232, the Company recorded a net loss of $12,607,000 or $0.17 per share for the year ended May 31, 2006, compared to a net loss of $14,866,000 or $0.22 per share for fiscal 2005

Research and development expenditures decreased to $10,219,000, as compared to $13,564,000 for fiscal 2005, and represented approximately 80% of the Company’s total expenditures in fiscal 2006. As expected, research and development expenditures were lower as compared to the same period in fiscal 2005 due to the completion of both the Phase II MEND-CABG study with MC-1, and the Phase II MATCHED study with MC-4232 during fiscal 2006.

Research and development expenses are expected to increase in fiscal 2007 as compared to fiscal 2006. This increase in expenditures is expected to result from increased clinical development activity resulting from the initiation of the single confirmatory Phase III MEND-CABG II study with MC-1 in the first half of fiscal 2007.

General and administrative expenses totaled $2,858,000 for the year ended May 31, 2006, as compared to $2,256,000 for the prior year. The overall increase in costs during the fiscal year ended May 31, 2006 as compared to the same period in fiscal 2005 is primarily driven by increased business development and investor relations activities, professional fees and stock-based compensation expense. As a result of the acquisition of AGGRASTAT® in fiscal 2007 and increased business development activities, the Company expects a significant increase in general and administrative expenditures in the fiscal year ending May 31, 2007 as compared to the same period in fiscal 2006.

Interest and other income for fiscal 2006 totaled $300,000 as compared to $395,000 for fiscal 2005. Interest and other income in fiscal 2006 was slightly lower than fiscal 2005, primarily due to a lower average cash and cash equivalents balance. The Company anticipates that investment income will continue to fluctuate in relation to cash and short term investment balances and interest yields.

The Company reported a foreign exchange loss of $200,000 in fiscal 2006 as compared to a gain of $64,000 in fiscal 2005. The foreign exchange loss for the year ended May 31, 2006 is primarily a result of the weakening of the U.S. dollar relative to the Canadian dollar during this period. While the functional currency of the Company is the Canadian dollar, the Company is holding U.S. dollars as a result of the significant U.S. dollar denominated clinical trial costs incurred on the MEND-CABG study.

Investment tax credits totaled $478,000 for the year ended May 31, 2006, as compared to $553,000 for the prior year. Certain eligible SR&ED expenditures incurred in Quebec qualify for Quebec refundable tax credits and are earned on payments made in Quebec for SR&ED labour, SR&ED contracts and to prescribed research centres. The majority of the qualifying expenditures are related to the MEND-CABG study.

The consolidated financial statements, accompanying notes to the consolidated financial statements, and Management’s Discussion and Analysis for the year ended May 31, 2006 are accessible on Medicure’s web site at www.medicure.com and will be available on SEDAR and EDGAR. Summary financial tables are provided below.

Notification of Conference Call:
Medicure has scheduled a conference call and webcast to review its results of operations for the fiscal year ended May 31, 2006:

Date:	Wednesday, August 16, 2006
Time:	8:30 AM Eastern Time
Telephone:	1-877-888-3490 or 1-416-695-5259
Webcast:	Available at the Medicure website at www.medicure.com

Archive of Conference Call:
Telephone:	1-888-509-0081 or 1-416-695-5275
Passcode:	629335
Webcast:	Available at the Medicure website at www.medicure.com
Expires:	August 23, 2006

FINANCIAL TABLES

The following financial information is derived from the Company’s audited financial statements:

MEDICURE INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

May 31, 2006 and 2005
	2006	2005

Assets

Current assets:
Cash and cash equivalents	$34,920,433	$7,590,918
Accounts receivable	458,424	469,766
Research advance	200,000	200,000
Prepaid expenses	262,716	398,204
	35,841,573	8,658,888

Property and equipment	50,663	81,002

Intangible assets	2,921,841	1,332,969

	$38,814,077	$10,072,859

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$1,644,339	$2,732,754

Shareholders’ equity:
Capital stock:
Authorized:
Unlimited number of common voting shares
Unlimited number of class A common voting shares
Unlimited number of preferred shares
Issued:
96,046,465 common voting shares
(2005 - 66,826,660)	81,226,634	39,864,296
Contributed surplus	2,070,670	996,301
Deficit accumulated during the development stage	(46,127,566)	(33,520,492)
	37,169,738	7,340,105

	$38,814,077	$10,072,859

MEDICURE INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
Years ended May 31, 2006 and 2005

	2006	2005

Revenue:
Interest and other income	$299,737	$394,784

Expenses:
General and administrative	2,858,443	2,256,499
Research and development	10,219,025	13,564,069
Investment tax credits	(478,473)	(553,335)
Amortization	107,379	57,874
	12,706,374	15,325,107

Other expenses (income):
Foreign exchange loss (gain)	200,437	(64,413)

Loss for the year	(12,607,074)	(14,865,910)

Deficit accumulated during the development stage,
beginning of year	(33,520,492)	(18,654,582)

Deficit accumulated during the development stage,
end of year	$(46,127,566)	$(33,520,492)

Basic and diluted loss per share	$(0.17)	$(0.22)

Weighted average number of common shares used in
computing basic and diluted loss per share	75,144,764	66,717,715

MEDICURE INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
Years ended May 31, 2006 and 2005

	2006	2005

Cash provided by (used in):

Operating activities:
Loss for the year	$(12,607,074)	$(14,865,910)
Adjustments for:
Amortization of property and equipment and intangible assets	107,379	57,874
Write-off of property and equipment	17,212	-
Stock-based compensation	745,570	504,878
Change in the following:
Accounts receivable	11,342	(191,669)
Prepaid expenses	135,488	512,133
Accounts payable and accrued liabilities	(1,088,415)	1,915,179
	(12,678,498)	(12,067,515)

Investing activities:
Acquisition of property and equipment	(19,671)	(42,796)
Intangible assets	(1,224,223)	(386,157)
	(1,243,894)	(428,953)

Financing activities:
Issuance of common shares, net of share issue costs	41,251,907	133,000

Increase (decrease) in cash and cash equivalents	27,329,515	(12,363,468)

Cash and cash equivalents, beginning of year	7,590,918	19,954,386

Cash and cash equivalents, end of year	$34,920,433	$7,590,918

Supplementary information:
Non-cash transactions:
Value assigned to stock options granted as consideration for
acquisition of intellectual property from third party	$439,230	-

Value assigned to placement agent’s stock based
compensation related to August 19, 2005 private placement	$42,758	-

About Medicure Inc.

Medicure Inc. is a fully integrated, cardiovascular focused, biopharmaceutical company involved in the research, development and commercialization of novel compounds to treat unmet medical needs. The Company's solid position in this field is highlighted by the following:

  Two drugs, MC-1 & MC-4232, in late stage clinical development
  Four positive Phase II trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risks Factors” section of its Form 20F for the year ended May 31, 2006.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor & Public
Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com